On June 2, 2009 the Board of Trustees of the Activa Mutual Fund Trust (the “Activa Trust”) approved the Agreement and Plan of Reorganization pursuant to which the Activa Value Fund (the “Selling Fund”) would transfer all of its assets to the Activa Value Fund (the “Acquiring Fund”), a newly created series of the Financial Investors Trust (the “Reorganization”).  The Board of Trustees of the Activa Trust concluded that the Selling Fund’s participation in the Reorganization would be in the best interests of the Selling Fund and would not dilute the interests of the Selling Fund’s existing shareholders.  The reorganization will consist of:  (i) the transfer of all the assets of the Selling Fund to the Acquiring Fund, in exchange solely for voting Class A and Class I shares of beneficial interest, no par value per share, of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund; and (ii) the distribution, after the Closing hereinafter referred to, of the Class A and Class I Shares of the Acquiring Fund to the Class A and Class R shareholders, respectively, of the Selling Fund and the termination, dissolution and complete liquidation of the Selling Fund.

On August 27, 2009, shareholders of the Selling Fund approved the Agreement and Plan of Reorganization and the Reorganization was consummated on August 29, 2009.